UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dice Holdings, Inc.
(Name of Issuer)

Common Stock ($0.01 par value per share)
(Title of Class of Securities)

253017107
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253017107	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scot W. Melland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

2,608,295
(Includes options to purchase 2,319,752 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2013)

	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,608,295
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,295
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017107	SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer: Dice Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1040 Avenue of the Americas, 8th Floor, New York, NY 10018

ITEM 2.	(a)	Name of Person Filing: Scot W. Melland

	(b)	Address of Principal Business Office, or if None, Residence: 1040 Avenue of the Americas, 8th Floor, New York, NY 10018

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities:
Common Stock ($0.01 par value per share) (the “Shares”)
	(e)	CUSIP Number: 253017107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 253017107	SCHEDULE 13G	Page 4 of 5

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned: 2,608,295
(b)
Percent of class: 4.6% (Based on calculations made in accordance with Rule 13d-3(d), and there being 54,171,842 Shares outstanding as of February 7, 2014 as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 14, 2014

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 2,608,295
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of 2,608,295
(iv) Shared power to dispose or to direct the disposition of None

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the closing date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

CUSIP No. 253017107	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

By:	/s/ Scot W. Melland
Name: Scot W. Melland Title: Director